Welcome

2004 Annual Stockholders' Meeting



One step ahead

Board of Directors

Craig Wierda	Chairman
Jack Rutherford	Director
Fred Sotok	Director
Steve Olmstead	Director
Frank Steck	Director
Tony Wauterlek	Director
Ken La Grand	Director

With the exception of historical factual information, the statements made in this presentation include forward-looking statements. These statements are based upon current expectations and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain known and unknown assumptions, risks and uncertainties that could cause actual result to differ materially from those included in or contemplated by the statements. These assumptions, risks and uncertainties include, but are not limited to our expectations regarding future performance, our ability to execute our long-term strategy and those discussed or indicated in the Company's Annual Report on Form 10-K for the year ended December 27, 2003 and in all documents filed by the Company with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

2003

Annual
Business Review



One step ahead

Clarion

› **MISSION:** To provide products and services that set the industry standards for quality, delivery, technology and cost leadership.

Clarion Profile

› Geographic presence

› Seven manufacturing locations

› 170 injection molding machines

› Over 600,000 sq. ft. of manufacturing

› 725 team members



Injection Molding Capacity

2003 Accomplishments

- ✓ Revenue increased by 21%

- ✓ Operating Income increased 52%

- ✓ Achieved positive Net Income

- ✓ Started production in Pella, Iowa

Operational Strategy

It's all about Execution!

- ✓ Strong Operational Leadership

- ✓ Technical Competence

- ✓ Doing whatever it takes …

Financial Review

Financial Key Points

✓ 21% Sales growth (+$17M) in 2003

✓ 52% Operating Income growth (+$1.7M) in 2003

✓ Secured additional banking partner

✓ Low cost capital additions:

- Purchased 24 machines

- Re-opening of Cedar Street facility

- Asset purchase to start Iowa operations

Gross Margin % of Sales



2004 projected

SGA % of Sales



2004 projected

Op Income % of Sales



2004 projected

Net Income % of Sales



2004 projected

Historical by Quarter

Actual Sales and Income by Quarter



Clarion Strategy

To be a major supplier of injection molded products
and assemblies in three primary markets









Automotive

Consumer Products

Office Environments

Customer Strategy

Automotive Customers

Customers 2002

  

New Customer 2003



Customer Strategy

Customers 2002

Electrolux

Refrigeration – Anderson, SC

Refrigeration – Greenville, MI





Consumer Products



New Customers 2003

Electrolux

Dishwasher – Kinston, NC

Washer/Dryer – Webster City, IA

Freezer – St. Cloud, MN



Customer Strategy

Office Environments Customers

Current

Steelcase

Office Environments



Sales Growth

Customer Agreements

- **Electrolux Supply Agreement**

  – 5 Years - Starting May 2002 – May 2007

  – Best Efforts to achieve $100,000,000 in annual sales by the end of 2004

Customer Agreements (con't)

- **Lear LSA (long term supplier agreement)**

  - Multi -Year Agreement

  - Preferred supplier status

  - New business and transfer opportunities

    - Transfer Business in excess of $2M in 2003

Customer Agreements (con't)

- **Plastech Agreement**

  – Life of parts agreement

    • Equates to over $30M in sales

- **Maytag Agreement**

  – Agreement to transition $8M in existing business

  – Preferred Supplier Status – In Process

  – New business and transfer opportunities

Committed New Business









Program	Product	S.O.P.	Projected Sales
GMT-900	OVH Brackets	July '06	$2.5M
CN	Seating	July '05	$1.6M
ZW	H-Frame	Sept. '04	$2.3M



Committed New Business

Letter of Intent (LOI) for $30 million in new business:



- $10M in next 90 days

- $20M before end of 2004

Clarion Expansion/Growth

Iowa


MINNESOTA
SOUTH DAKOTA
Sioux Falls
WISCONSIN
UNITED STATES
Cedar Rapids
Des Moines
NEBRASKA
Omaha
Lincoln
ILLINOIS
MISSOURI
KANSAS
© 2001 Microsoft Corp. All rights reserved

Electrolux Relocation

2004

No effect in sales


UNITED STATES
Gulf of Mexico
PACIFIC OCEAN
Mexico
Ciudad Juárez
Chihuahua
Monterrey
Guadalajara
Mexico City
Netzahualcóyotl
Puebla
Gulf of California
Sierra Madre Occidental
Sierra Madre Oriental
Sierra Madre del Sur
Acapulco
Tampico
Veracruz
Oaxaca
Mazatlán
BELIZE
GUATEMALA

2005

Less than 15% movement to Mexico

2006

Majority of transition to Mexico

Clarion Expansion/Growth

Mexico



UNITED STATES
Ensenada
Mexicali
Ciudad Juárez
Nogales
30° N
I. Cedros
Scammon Lagoon
Baja California
Hermosillo
Guaymas
Gulf of California
Rio Grande
Mississippi
Matamoros
Gulf of Mexico
Tropic of Cancer
La Paz
Cabo San Lucas
Tampico
Mérida
Cancun
Yucatan Channel
Cozumel
Campeche
Yucatan Peninsula
Chetumal
20° N
PACIFIC OCEAN
Islas Revillagigedo
Manzanillo
León
Netzahualcóyotl
Veracruz
Puebla
Cuernavaca
Pico de Orizaba 18,855 ft. (5,747 m)
Villahermosa
Oaxaca
Acapulco
BELIZE
GUATEMALA
Tapachula
200 Miles
200 Kilometers
Mexico

What does this yield ?

Sales Growth (2002-2005)



* 2004 – 2005 are projected

What can you expect in 2004 ?

✓ Sales Growth of greater than **20%**

✓ Operating Income growth exceeding sales growth

✓ Net Income Increase of **2 x**

✓ Operation in Mexico

Whatever it takes ...

Thank you

CLARION
technologies

One step ahead